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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Amendment No. 2

                                Columbia Bancorp
                                ----------------
                                (Name of Issuer)

                    Common Stock (par value $0.01 per share)
                    ----------------------------------------
                         (Title of Class of Securities)

                                    197227101
                                    ---------
                                 (CUSIP Number)

                              John A. Scaldara, Jr.
                                Columbia Bancorp
                          10480 Little Patuxent Parkway
                            Columbia, Maryland 21044
                                 (410) 465-4800
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 30, 2003
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             (Date of Event which Requires Filing of this Statement)



________________________________________________________________________________
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

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CUSIP Number: 197227101

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 1.   NAME OF REPORTING PERSON:  John M. Bond, Jr.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                        (b) [_]
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 3.   SEC USE ONLY

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 4.   SOURCE OF FUNDS

      PF; OO
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 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                               [_]

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 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                      7.    SOLE VOTING POWER

   NUMBER OF                126,166 (includes 80,500 shares underlying stock
    SHARES                  options exercisable within 60 days)
  BENEFICIALLY        ----------------------------------------------------------
   OWNED BY           8.    SHARED VOTING POWER
     EACH
   REPORTING                250,524
    PERSON            ----------------------------------------------------------
     WITH             9.    SOLE DISPOSITIVE POWER

                            153,426 (includes 80,500 shares underlying stock options exercisable within 60 days and 27,260 held in a 401(k) account)
                      ----------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

                            93,314
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      376,690
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.23%
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14.   TYPE OF REPORTING PERSON

      IN
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Item 1.  Security and Issuer.

         This Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock") of Columbia Bancorp, a Maryland corporation (the "Issuer"), which has its principal executive offices at 10480 Little Patuxent Parkway, Columbia, Maryland 21044.

Item 2.  Identity and Background.

         (a) This Schedule 13D is being filed by John M. Bond, Jr.

         (b) Mr. Bond's business address is Columbia Bancorp, 10480 Little Patuxent Parkway, Columbia, Maryland 21044.

         (c) Mr. Bond serves as President and Chief Executive Officer of the Issuer and The Columbia Bank, a wholly-owned subsidiary of the Issuer (the "Bank"), at the address stated above in Item 2(b).

         (d) During the last five years, Mr. Bond has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e) During the last five years, Mr. Bond has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Bond is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         (a) Mr. Bond has expended approximately $224,000 of his personal funds to purchase 45,666 shares of Common Stock.

         (b) Mr. Bond holds stock options which are currently, or will be within 60 days, exercisable into an aggregate of 80,500 shares of Common Stock. These stock options have a weighted average exercise price of $14.23 per share, and were granted to Mr. Bond as part of his long-term compensation as the President and Chief Executive Officer of the Issuer and the Bank.

         (c) Mr. Bond may be deemed a beneficial owner of 34,100 shares of Common Stock held by his spouse, which were purchased with funds, totaling approximately $163,000, belonging to Mr. Bond and his spouse. Mr. Bond disclaims beneficial ownership of such shares.

         (d) Mr. Bond may be deemed a beneficial owner of 157,210 shares of Common Stock of held in the Issuer's 401(k) Plan and Trust, of which Mr. Bond is the co-trustee, giving him the power to vote these shares. 27,260 of such shares of Common Stock are held in Mr. Bond's account pursuant to his compensation election and the Issuer's matching contribution. Mr. Bond

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disclaims beneficial ownership of the remaining shares of Common Stock held in the accounts of other Plan participants.

         (e) Mr. Bond may be deemed a beneficial owner of 48,214 shares of Common Stock as a result of his appointment as co-trustee and designation as a remainder beneficiary of a trust.

         (f) Mr. Bond may be deemed a beneficial owner of 11,000 shares of Common Stock which are held by his mother's estate, of which he is a co-executor.

Item 4.  Purpose of Transaction.

         Mr. Bond has acquired the securities of the Issuer for investment purposes. Mr. Bond does not anticipate influencing any control over the Issuer as a result of his investment in securities of the Issuer. Any additional purchases of securities of the Issuer would be for the purpose of increasing Mr. Bond's investment in the Issuer.

         Except as set forth above and in his capacity as President and Chief Executive Officer of the Issuer, Mr. Bond does not have, as of the date hereof, any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Notwithstanding anything to the contrary contained herein, Mr. Bond reserves the right to change his present intentions with respect to the matters described in this paragraph.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Bond beneficially owns 376,690 shares of Common Stock, representing 5.23% of the 7,116,369 shares of Common Stock issued and outstanding (the "Outstanding Shares") as of March 31, 2003. This number includes 80,500 shares of Common Stock underlying stock options exercisable within 60 days.

         (b) (1) Mr. Bond has sole voting and dispositive power over 126,166 shares of Common Stock, including 80,500 shares underlying stock options exercisable within 60 days.

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          (2) Mr. Bond has shared voting and dispositive power over 48,214 shares of Common Stock as a result of his appointment as co-trustee and designation as a remainder beneficiary of a trust. The other co-trustee with shared voting and dispositive power over these shares is Allfirst Trust Company, N.A. ("Allfirst Trust"). The business address for Allfirst Trust is 25 South Charles Street, Baltimore, Maryland 21203. Allfirst Trust is a subsidiary of Allfirst Financial, Inc., a bank holding company incorporated in the state of Delaware. Allfirst Trust provides asset management and fiduciary services to individuals, institutional and corporate clients. To Mr. Bond's knowledge, during the last five years, Allfirst Trust has not been convicted in a criminal proceeding. During the last five years, Allfirst Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding the company was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, to Mr. Bond's knowledge.

          (3) Mr. Bond has shared voting power over 157,210 shares of Common Stock of held in the Issuer's 401(k) Plan and Trust, of which Mr. Bond is the co-trustee. 27,260 of such shares of Common Stock are held in Mr. Bond's account under the 401(k) Plan and Trust, and Mr. Bond has sole dispositive powers with respect to such 27,260 shares. Mr. Bond disclaims beneficial ownership of the remaining shares of Common Stock held by the Plan. The other co-trustee of the 401(k) Plan and Trust is John A Scaldara, Jr. Mr. Scaldara's business address is Columbia Bancorp, 10480 Little Patuxent Parkway, Columbia, Maryland 21044. Mr. Scaldara serves as the Issuer's Chief Financial Officer, Executive Vice President, and Secretary. During the last five years, Mr. Scaldara has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. During the last five years, Mr. Scaldara has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Scaldara is a citizen of the United States of America.

          (4) Mr. Bond may be deemed to have shared voting and dispositive power over 34,100 shares of Common Stock held by his spouse. Mr. Bond disclaims beneficial ownership of such shares. Mr. Bond's spouse is Elizabeth O. Bond. Ms. Bond may be reached at Columbia Bancorp, 10480 Little Patuxent Parkway, Columbia, Maryland 21044, in care of John M. Bond, Jr. During the last five years, Ms. Bond has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. During the last five years, Ms. Bond has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Ms. Bond is a citizen of the United States of America.

          (5) Mr. Bond has shared voting and dispositive power over 11,000 shares of Common Stock which are held by his mother's estate, of which he is a co-personal representative. The other co-personal representative of the estate is Edwin S. Bond, who may be

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reached at Columbia Bancorp, 10480 Little Patuxent Parkway, Columbia, Maryland
21044, in care of John M. Bond, Jr. During the last five years, Edwin S. Bond has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. During the last five years, Edwin S. Bond has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Edwin S. Bond is a citizen of the United States of America.

     (c) Transactions effected during the past 60 days by Mr. Bond include the following:

          (1) On March 19, 2003, 916 shares of Common Stock were issued to Mr. Bond as a bequest from his aunt.

          (2) The trust, for which Mr. Bond is co-trustee, exercised 300 stock options at an exercise price of $5.00 per share on March 28, 2003.

     (d) Except for the persons listed above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities beneficially owned by Mr. Bond.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as set forth herein, there are presently no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Bond and any other person, with respect to any securities of the Issuer.

Item 7.   Material to be filed as Exhibits.

     None.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 31, 2003

                                          /s/ John M. Bond, Jr.
                                          -----------------------------
                                          John M. Bond, Jr.

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